UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March 2017

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SUBMISSION FOR APPROVAL OF BUSINESS OPERATION PLANS FOR THE FISCAL YEAR ENDING MARCH 31, 2018

On March 1, 2017, the registrant and its wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation, announced that they have submitted their business operation plans for the fiscal year ending March 31, 2018 (collectively, the “Plans”) to the Minister for Internal Affairs and Communications of Japan for approval. Attached hereto are the English translations of the press releases and the Plans. The financial information included in the Plans was prepared on the basis of accounting principles generally accepted in Japan and, accordingly, will not be directly comparable to the financial information included in the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2016, which was prepared on the basis of accounting principles generally accepted in the United States.

The earnings projections of the registrant and its subsidiaries included in the press releases and the Plans contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Takashi Ameshima
Name:	Takashi Ameshima
Title:	Vice President
Investor Relations Office

Date: March 1, 2017

March 1, 2017

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Hiroo Unoura, President and Chief Executive Officer

(Code No.: 9432, First section of Tokyo Stock Exchange)

Submission for Approval of Business Operation Plan

for the Fiscal Year Ending March 31, 2018

Nippon Telegraph and Telephone Corporation (“NTT”) and its wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation (“NTT East”) and Nippon Telegraph and Telephone West Corporation (“NTT West”), today submitted their respective business operation plans for the fiscal year ending March 31, 2018 to the Minister for Internal Affairs and Communications for approval.

For more details, please see the attached press releases by NTT, NTT East and NTT West.

For more information, please contact:

Hiroshi Setoguchi or Tatsuya Watanabe

Investor Relations Office

Finance and Accounting Department

Nippon Telegraph and Telephone Corporation

Phone: +81-3-6838-5481

Fax: +81-3-6838-5499

This English text is a translation of the Japanese original. The Japanese original is authoritative.	March 1, 2017

Submission for Approval of Business Operation Plan

for the Fiscal Year Ending March 31, 2018

Nippon Telegraph and Telephone Corporation (“NTT”) today submitted its business operation plan for the fiscal year ending March 31, 2018 to the Minister for Internal Affairs and Communications for approval.

For more information, please contact:

Business Planning Group

Corporate Strategy Planning Department

Nippon Telegraph and Telephone Corporation

Tel: +81-3-6838-5151

E-mail: jigyou@hco.ntt.co.jp

Information and communications services have started to realize the creation and provision of new value in a wide range of fields including improvements in the convenience of people’s lives and greater efficiency in each industry. It is now possible to store and analyze various types of data due to the enhancement of the broadband communications environment, including FTTH and LTE, the proliferation and penetration of smartphones, tablets and other devices, the growing use of cloud computing and advances in technologies such as AI, Big Data, and IoT.

The use of ICT by a number of service providers in the information and communications services market is becoming more widespread, and business partnerships that go beyond the boundaries of industry sectors and business types have started to generate an increasing variety of innovative new services in order to contribute to greater economic growth and the vitalization of local economies driven by the Olympic and Paralympic Games Tokyo 2020, and also to work to resolve Japan’s anticipated social issues, such as the low birthrate and aging population.

At the same time, the strengthening of countermeasures against increasingly sophisticated and complex security threats and for disaster prevention demonstrate that the role of information and communications services in achieving the secure and reliable operation of social systems and enriching people’s lifestyles is becoming increasingly important.

To help ensure that universal services are maintained amid this evolving information and communications environment, NTT intends to provide all necessary advice, coordination, and other assistance to Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation (the “regional companies”). NTT will also endeavor to promote research and development in information communications technology, which serves as a foundation for telecommunications.

In addition, NTT Group’s Medium-Term Management Strategy entitled, “Towards the Next Stage,” announced in November 2012 was revised in May 2015. Each NTT Group company, including the regional companies, will continue to pursue a B2B2X model by working to reform its own business model with the aim of becoming a “Value Partner” that customers continue to select and collaborating with a variety of service providers.

As NTT undertakes these initiatives, it intends to continue to ensure fair competitive conditions under the existing legal framework.

In addition to these measures, NTT will also work to increase corporate value by actively expanding its global business, strengthening the profitability of its network services, and to engage in management directed at the development of NTT Group as a whole.

Based on these fundamental concepts, in the management of its business operations for the fiscal year ending March 31, 2018, NTT will aim to continuously grow its businesses by actively developing global business and strengthening the profitability of its network services, while also striving to accelerate the shift to a B2B2X model for business growth by supporting the creation of new services and business opportunities through collaborations with business partners in a variety of industrial fields.

NTT will seek to ensure the stable development of its operations in the future, and to return the fruits of these efforts to customers, shareholders and society by providing an advanced broadband network, creating a variety of services, and engaging in research and development activities that will produce the technology and human capital to support a new business model by sustaining and strengthening open innovation.

Based on the concepts outlined above, pursuant to the business operation plan for the fiscal year ending March 31, 2018, NTT expects to manage its business by prioritizing the following activities, and doing so in a flexible manner so as to respond to changes in the business environment.

1

1. Advice, coordination, and other assistance

NTT will aim to exercise appropriate shareholder rights and provide all necessary advice, coordination and other assistance to its regional companies to ensure the maintenance of high-quality and stable universal services. Such assistance will include planning and coordination relating to the quality and upgrading of telecommunications networks, deployment of control and coordination capabilities in the event of natural disasters and other emergencies, efficient financing, and formulation of policies for material procurement.

NTT will support the efforts of each NTT Group company, including the regional companies, to streamline their business operations and expand their business opportunities, and will assist with the development of human capital that will form the core of NTT Group as well as compliance with applicable regulations.

2. Promotion of basic research and development

NTT will work to harmonize network platform technologies, technologies that provide a basis for new services and applications, as well as general advanced and basic technologies, while focusing its efforts on higher value-added research and development. NTT will also be actively involved in innovation in collaboration with business partners, starting with other research and development institutions, in technology exchanges both in Japan and abroad and expansion and standardization activities.

NTT will seek to further increase research efficiency and ensure the continuous execution of basic research and development efforts through revenues from basic R&D generated from the regional companies and other NTT Group companies that use the fruits of these efforts and bear related expenses on an ongoing basis.

Specifically, NTT will give priority to the following areas of NTT’s research and development activities:

(1) Infrastructure-related research and development

In order to develop an information network infrastructure to “connect” everything, NTT will undertake research and development to realize a highly profitable information network that can flexibly respond to the various needs of the customers and service providers who use it.

Specifically, NTT will pursue research and development such as technology for transmission-related functions that combines general-use equipment to develop a flexible network, and a server architecture with high scalability and redundancy in which the scale can be changed flexibly using software in response to demand, in addition to control technology for these network functions.

NTT will also pursue research and development for technology related to the maintenance of communications facilities, a vital part of social infrastructure, research and development that supports disaster-resistant networks as well as research and development directed toward realizing common network platforms usable in different fields such as the fusion of various services such as voice and videos that make use of the unique characteristics of IP networks.

(2) User-related research and development

With a view toward creating advanced services that enrich the lives of and provide comfort to customers, NTT plans to undertake research and development in technologies that integrate telecommunications and computer technology, such as media processing, personalization, cloud services and security.

2

Specifically, NTT will promote research and development in the following technologies: technology for the real-time transmission of highly immersive videos that makes comprehensive use of media synchronization technology and next-generation video compression technology, data analysis technology to provide services in accordance with the user’s circumstances and intentions, cloud-based device cooperation control platforms that enable the linking of sensors and robots that support AI and IoT, and security-related technology to counteract cyberattacks such as authentication and encryption in anticipation of the change in environment due to the development of IoT.

NTT also intends to engage in activities that provide support to other companies, universities and other institutions with the goal of raising the cybersecurity skill level in all industries while simultaneously developing security experts within NTT Group.

(3) Research and development in basic technologies

NTT is committed to contributing to innovative improvement and development of information and telecommunications in Japan to ensure a leading position in technology research that will support the future of telecommunications. To fulfill these commitments, NTT will undertake research and development activities in basic technologies.

Specifically, this will include research in areas such as: the next generation extra high-speed fiber-optic communications technologies that aim to realize a high capacity fiber-optic communications infrastructure that can support connectivity of 1 Tbps, and optical devices and integrated nanophotonics technologies.

NTT will also pursue research on innovative principles and new concepts, including quantum computing-related technology that exceeds current information processing capabilities; a broad range of cutting-edge materials and nanobiology, including nitride semiconductors and grapheme; and a scientific analysis of the human sensory, physical and emotional mechanisms related to communications.

The following table presents an overview of NTT’s capital investment plan for the above-mentioned activities.

3

Capital Investment Plan for

the Fiscal Year Ending March 31, 2018

(Billions of yen)

Item	Expected investment
1. R&D facilities	15
2. Other facilities	3
Total	18

4

Attachment 1

Revenues and Expenses Plan for

the Fiscal Year Ending March 31, 2018

(Billions of yen)

Item	Amount
Revenues
Operating revenues	610	*
Non-operating revenues	23
Total revenues	633
Expenses
Operating expenses	130
Non-operating expenses	26
Total expenses	156
Recurring profit	477

*	This figure includes revenues from basic R&D of 95 billion yen and revenues from Group management and other sources of 21 billion yen.

5

Attachment 2

Planned Sources and Applications of Funds for

the Fiscal Year Ending March 31, 2018

(Billions of yen)

Item	Amount
Sources:
Operational:	545
Operating revenues	522
Non-operating revenues	23
Financial:	312
Long-term loans and bonds	60
Other financial income	252
Estimated consumption tax receipts	11
Balance brought forward from previous fiscal year	1
Total	869
Applications:
Operational:	137
Operating expenses	114
Non-operating expenses	23
Financial:	540
Capital investments	18
Other financial expenses	522
Account settlement expenses	183
Provisional consumption tax payments	8
Balance carried forward to following fiscal year	1
Total	869

6

Business Operation Plan for the Fiscal Year Ending March 31, 2018 March 1, 2017

1. Basic Concepts of the Business Operation Plan    for the Fiscal Year Ending March 31, 2018 Pursuant to NTT Group’s Medium-Term Management Strategy entitled, “Towards the Next Stage 2.0,” which was amended in 2015, each NTT Group company will continuously aim to become a “Value Partner” that customers continue to select and strive to create various services and business opportunities.    In addition, NTT will also work to increase corporate value by actively expanding its global business, among others, and engaging in management directed at the development of NTT Group as a whole. For the fiscal year ending March 31, 2018, NTT will aim to continuously grow its businesses through collaborations with business partners in a variety of industrial fields, while supporting the creation of new services and business opportunities, while also promoting the shift to a B2B2X model. In addition to building an advanced broadband network and creating a variety of services, NTT will engage in research and development activities that will produce the technology and human capital to support a new business model by sustaining and strengthening open innovation. —1— Copyright© 2017 Nippon Telegraph and Telephone Corporation

2. Capital Investment Plan    (Billions of yen) FY2016 FY2017 Forecast Plan Change from (as of March 1, 2017) Previous Fiscal Year R&D Facilities 14.0 [—] 15.0 +1.0 Other Facilities 3.0[(1.0)] 3.0 — Total 17.0[(1.0)] 18.0 +1.0 Note: Figures in brackets [ ] represent the change from the forecast made in the business results announced on February 10, 2017. —2 — Copyright© 2017 Nippon Telegraph and Telephone Corporation

3. Revenues and Expense Plan and    Planned Sources and Applications of Funds Revenues and Expense Plan (Billions of yen) FY2016 FY2017 Forecast Change from Previous (as of March 1, 2017) Plan Fiscal Year Operating Revenues 475.0 [—] 610.0 135.0 Revenues from Group management and other 21.0 [—] 21.0 — sources Revenues from basic R&D 100.0 [—] 95.0 (5.0) Revenues from transfer of research results and 4.0 [—] 4.0 — other sources Revenues from commissioned research 6.0 [—] 7.0 1.0 Dividends received 344.0 [—] 483.0 139.0 Operating Expenses 134.0 [—] 130.0 (4.0) Operating Income 341.0 [—] 480.0 139.0 Recurring Profit 337.0 [—] 477.0 ?140.0 Note: Figures in brackets [ ] represent the change from the forecast made in the business results announced on February 10, 2017.     Planned Sources and Applications of Funds (Billions of yen)    Plan Sources 869.0 [60.0] Note: Figures in brackets [ ] represent the Applications 869.0 [357.0] amount of long-term loans and bonds. —3 — Copyright© 2017 Nippon Telegraph and Telephone Corporation

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission. Accounting policies used to determine the figures in this presentation are consistent with those used to prepare financial statements in accordance with accounting principles generally accepted in Japan. • “FY” in this material indicates the fiscal year ending March 31 of the succeeding year.    —4— Copyright© 2017 Nippon Telegraph and Telephone Corporation

This English text is a translation of the Japanese original. The Japanese original is authoritative.	March 1, 2017

Submission for Approval of Business Operation Plan

for the Fiscal Year Ending March 31, 2018

Nippon Telegraph and Telephone East Corporation (“NTT East”) today submitted its business operation plan for the fiscal year ending March 31, 2018 to the Minister for Internal Affairs and Communications for approval.

For inquiries, please contact:

Corporate Strategy Planning Department

Nippon Telegraph and Telephone East Corporation

Tel: +81-3-5359-2997

Information and communications services have become an essential part of the infrastructure of socio-economic activity. These services are expected to make significant contributions to increasing the convenience of people’s daily lives and the vitalization of local economies, while also improving corporate efficiency, creating new businesses and enhancing industry-wide international competitiveness.

The information and communications market is undergoing structural changes beyond the existing framework, including an increasing shift to broadband services and globalization, fixed-mobile convergence, AI, Big Data and IoT utilization, cloud computing development, penetration of high-speed wireless and Wi-Fi compatible devices such as smartphones and tablet devices, and widespread use of applications that enable free phone calls and messaging.

Regional telecommunications markets are also changing dramatically. The competition in both broadband access facilities and services centered around the shift to fiber-optic access is intensifying. New services using a variety of wireless devices are also expanding. This leads to diversification in the way customers use these devices and increasing offloading needs due to the expansion of the volume of data communications.

Amid such a challenging and volatile business environment, as a carrier with an important leadership role in the information and communications industry, NTT East will aim to continue to provide high-quality, stable universal services, work to develop a sophisticated and strong information and communications network that takes into consideration disasters and cybersecurity threats, and to promptly restore services in times of large-scale natural disasters and other calamities in order to ensure their reliability as part of the social infrastructure, and respond to network migration appropriately. NTT East will do this while striving to ensure that it strictly abides by the requirements of fair competition and seeking to secure a stable and solid foundation for its business, as well as complying with applicable regulations.

Furthermore, NTT East will endeavor to enhance the broadband network environment and further expand fiber-optic access through offering services and products that leverage the advantages of the next-generation network (“NGN”) with customer-friendly and long-term appealing pricing. NTT East will contribute to the further enrichment and sustained development of society by using ICT to confront the various economic and social issues facing Japan, such as the low birthrate and aging population, achieving a low-carbon society and work style reforms.

With regard to the management of its business operations for the fiscal year ending March 31, 2018, amid expectations of increased domestic demand resulting from a positive economic growth cycle, NTT East plans to continue expanding and promoting the use of fiber-optic access, and aims to achieve the upgrade, strengthening and expansion of its broadband network environment through the NGN on the basis described above. These objectives will be achieved through the creation of new uses for ICT that are closely connected to daily domestic life and community activities, the enhancement of the ICT environment through, among other things, the use of Wi-Fi, and the development and provision of services for business users.

NTT East plans to offer an even wider range of services including optical IP telephony services and video services as well as maintenance and support on this network infrastructure. As an “accessible, full-service ICT company,” NTT East at the same time aims to develop and provide a variety of high value-added and user-friendly services designed to provide customers and local communities with a sense of security, safety and convenience through further collaboration with companies in diverse industries, and to further improve customer services. In addition, NTT East will provide service providers in a wide range of fields with fair and equal services on the basis of its world-class network through the Hikari Collaboration Model, as well as support a variety of value creation opportunities.

At the same time, NTT East will also take steps to build a stable and stronger management base and to ensure steady business growth into the future by further increasing operating efficiency. NTT East will strive to return the results of these measures to customers, the local community and, through its holding company, to its shareholders.

NTT East plans to manage its business in the fiscal year ending March 31, 2018 on the basis of the above outlined concepts, emphasizing the items outlined below, while maintaining the flexibility needed to respond to changes in the business environment.

1. Voice transmission services

(1) Telephone subscriptions

NTT East will aim to respond promptly to all demands for telephone subscriptions, including the relocation of existing lines. The number of subscriptions is projected to total approximately 8.99 million by the end of the fiscal year ending March 31, 2018.

Item	Planned number (subscriptions)
Additional installations	(0.45 million	)
Relocations	0.90 million

(2) Social welfare telephones

As social welfare programs continue to expand and develop, social demand for welfare-oriented telecommunications services has increased. In response to this need, NTT East plans to continue to promote the provision of welfare-oriented products, such as its “Silver Phone series” (“Anshin” (relief), “Meiryo” (clearness), “Hibiki” (sound) and “Fureai” (communication)).

Item	Planned number (units)
Silver Phones
Anshin (relief)	2,000
Meiryo (clearness)	0

(3) Public telephones

NTT East plans to continue to meet the minimum requirements for providing a public means of communication for safety and when outdoors. NTT East will also strive to continue to improve convenience by, among other things, publicizing the locations of public telephones in order to promote their increased usage and to prepare for disasters and other emergencies. The number of public telephone units is projected to total approximately 70,000 by the close of the fiscal year ending March 31, 2018.

Item	Planned number (units)
Public telephones	(1,000)

(4) Integrated digital communications services

The numbers of INS-Net 64 and INS-Net 1500 subscriber lines are projected to total approximately 1,069,000 and 13,000, respectively, by the close of the fiscal year ending March 31, 2018.

Item	Planned number (subscriptions)
INS-Net 64 subscriber lines	(89,000)
INS-Net 1500 subscriber lines	(1,000)

2. Data transmission services

To respond to the increasing demand for broadband services, NTT East will endeavor to expand its fiber-optic access services by targeting the appealing power of services unique to fiber-optic technologies, such as Hikari Denwa and video services, and will aim to provide a wide range of other services. The number of FLET’s Hikari subscriptions is projected to total approximately 11.57 million by the close of the fiscal year ending March 31, 2018.

Item	Planned number (subscriptions)
FLET’S Hikari*	0.50 million

*	This figure for FLET’S Hikari includes subscribers to the Hikari Collaboration Model.

3. Leased circuit services

Subscriptions for conventional leased circuit services and high-speed digital transmission services are projected to total approximately 105,000 and 51,000, respectively, by the close of the fiscal year ending March 31, 2018.

Item	Planned number (subscriptions)
Conventional leased circuit services	(4,000)
High-speed digital transmission services	(3,000)

4. Telegraph services

NTT East will conduct maintenance of its systems in order to promote the enhancement and operational efficiency of its telegraph services.

5. Improvements and advances in telecommunications facilities

(1) Optical access network

NTT East plans to promote the efficient shift to fiber optics in its access network in response to, among other things, the demand for broadband services.

Item	Planned number (million fiber km)
Optical subscriber cables	1.0

(2) Telecommunications network

In its telecommunications network, NTT East will aim to upgrade network services and improve network efficiency, among other things, while continuing its efforts to meet demand for broadband services.

(3) Disaster prevention measures

NTT East expects to take necessary measures in response to disasters. Such measures would include disaster prevention measures to prepare for damage to telecommunications equipment and facilities, securing lines for emergency communications, strengthening its organizational structure for crisis management and restoring systems in the event of large-scale disasters, and supporting information distribution after a disaster.

(4) Underground installation of transmission cables

In order to improve the reliability of communications facilities, ensure safe and pleasant roads and other transit areas, and enhance the appearance of the urban landscape, NTT East will work, in coordination with the national and local governments and with other companies, to install transmission cables underground.

(5) Facility maintenance

NTT East will aim to provide stable and high-quality services by conducting cable maintenance and replacement, and by ensuring quality customer services, safe operations, harmonization with the social environment and stabilization of communications systems.

NTT East will seek to minimize costs by making full use of existing equipment and facilities in improving and upgrading its communications facilities.

6. Promotion of research and development activities

In order to further stabilize and strengthen its management base and to provide better communication services to its customers, NTT East will continue to promote research and development in network systems and access systems, with the aim of advancing its telecommunications networks. In addition, in order to offer customers more choices while providing a range of safe and convenient services through telecommunications networks, NTT East will also conduct research and development in such areas as communication devices, cloud platforms, security, and in new market development including, among other things, value-added businesses utilizing telecommunications networks.

The following tables present an overview of the business plans for the above principal services and capital investment plans.

Table 1

Principal Services Plan for the Fiscal Year Ending March 31, 2018

Type of service	Plan
Voice transmission services
Telephone subscriptions
Additional installations	(0.45 million) subscriptions
Relocations	0.90 million subscriptions
Social welfare telephones (Silver Phones)	2,300 units
Public telephones	(1,000) units
Integrated digital communications services
INS-Net 64 subscriber lines	(89,000) subscriptions
INS-Net 1500 subscriber lines	(1,000) subscriptions
Data transmission services
FLET’S Hikari*	0.50 million subscriptions
Leased circuit services
Conventional leased circuit services	(4,000) subscriptions
High-speed digital transmission services	(3,000) subscriptions

*	Including the Hikari Collaboration Model

Table 2

Capital Investment Plan for the Fiscal Year Ending March 31, 2018

(Billions of yen)

Item	Expected investment
1. Expansion and improvement of services	231	*
(1) Voice transmission	133
(2) Data transmission	14
(3) Leased circuits	83
(4) Telegraph	1
2. Research and development facilities	2
3. Common facilities and others	17
Total	250

*	This figure includes approximately 80 billion yen to be invested in the fiber-optic access network.

Attachment 1

(Reference)

Revenues and Expenses Plan for the Fiscal Year Ending March 31, 2018

(Billions of yen)

Item	Amount
Revenues
Operating revenues	1,627
Voice transmission	551
Data transmission	269
Leased circuits	483
Telegraph	10
Others	314
Non-operating revenues	5
Total revenues	1,632
Expenses
Operating expenses	1,447
Operating costs	1,139
Taxes and dues	74
Depreciation	234
Non-operating expenses	5
Total expenses	1,452
Recurring profit	180

Attachment 2

(Reference)

Planned Sources and Applications of Funds

for the Fiscal Year Ending March 31, 2018

(Billions of yen)

Item	Amount
Sources:
Operational:	1,839
Operating revenues	1,834
Non-operating revenues	5
Financial:	0
Proceeds from issuance of long-term loans and bonds	0
Other financial income	0
Estimated consumption tax receipts	126
Balance brought forward from previous fiscal year	270
Total	2,235
Applications:
Operational:	1,384
Operating expenses	1,379
Non-operating expenses	5
Financial:	390
Capital investments	250
Other financial expenses	140
Account settlement expenses	183
Provisional consumption tax payments	93
Balance carried forward to following fiscal year	185
Total	2,235

Business Operation Plan for the Fiscal Year Ending March 31, 2018 March 1, 2017 Nippon Telegraph and Telephone East Corporation (“NTT East”)

Basic Concepts of the Business Operation Plan for the Fiscal Year Ending March 31, 2018 As a carrier with an important leadership role in the information and communications industry, NTT East will aim to continue to provide high-quality, stable services and work to develop a disaster-resistant information and communications network in order to ensure their reliability as part of the social infrastructure. Furthermore, NTT East will endeavor to contribute to the further enrichment and sustained development of society by using ICT to confront the various social issues facing Japan, such as the low birthrate and aging population. NTT East plans to continue expanding fiber-optic access, and aims to achieve the upgrade and expansion of its broadband network environment. NTT East also plans to offer an even wider range of services including optical IP telephony services and video services as well as maintenance and support, and will develop and provide customers with high value-added and user-friendly services through further collaboration with companies in diverse industries. In addition, NTT East will provide service providers in a wide range of fields with fair and equal services on the basis of its world-class network through the Hikari Collaboration Model, as well as support a variety of value creation opportunities. NTT East aims to further improve customer services, while taking steps to build a stable and stronger management base and to ensure steady business growth into the future by further increasing operating efficiency. NTT East will strive to return the results of these measures to customers, the local community and, through its holding company, to its shareholders.

Service Plan and Capital Investment Plan

■ Service Plan (net increase)

(million subscriptions)

Item	FY2016 Forecast	FY2017 Plan	Change from Previous Fiscal Year
FLET'S Hikari[1]	0.40	0.50	+0.10
Fixed-line telephone (Telephone subscription + ISDN[2])	(0.55)	(0.55)	+0.00

Notes: 1. Figures for FLET'S Hikari include subscribers to the Hikari Collaboration Model.
2. One INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

<For reference>Number of Subscriptions as of the end of FY2016 and FY2017

FLET'S Hikari	11.07	11.57	+0.50
FLET'S Hikari	5.84	4.64	(1.20)
Hikari Collaboration Model	5.23	6.93	+1.70

Note: NTT East estimates the number of subscription changes (forecast) from FLET'S Hikari to the Hikari Collaboration Model to be 1.5 million lines in FY2016 and 1.1 million lines in FY2017.

■ Capital Investment Plan

(Billions of yen)

Item	FY2016 Forecast	FY2017 Plan	Change from Previous Fiscal Year
Capital investment	270.0	250.0	(20.0)

2

Revenues and Expenses Plan    (Billions of yen) FY2016 FY2017 Forecast Change from Plan Change from (as of March 1, 2017) Previous Forecast Previous Fiscal Year Operating revenues 1,659.0 6.0 1,627.0 (32.0) IP-related revenues 864.0 6.0 860.0 (4.0) Voice transmission 396.0 3.0 370.0 (26.0) services revenues Other (leased circuit, 399.0 (3.0) 397.0 (2.0) commissioned, etc.) Operating expenses 1,484.0 6.0 1,447.0 (37.0) Personnel expenses 95.0 0 82.0 (13.0) General expenses 966.0 2.0 954.0 (12.0) Depreciation expenses, 423.0 4.0 411.0 (12.0) etc. Operating income 175.0 0 180.0 5.0 Other income (expenses) 13.0 0 0 (13.0) Recurring Profit 188.0 0 180.0 (8.0) 3

The forward-looking statements and projected figures concerning the future performance of NTT East, its parent company (NTT) and their respective subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT East in light of information currently available to it regarding NTT East, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT East, NTT and their respective subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission. Accounting policies used to determine the figures in this presentation are consistent with those used to prepare financial statements in accordance with accounting principles generally accepted in Japan. *“FY” in this material indicates the fiscal year ending March 31 of the succeeding year.

?Reference? Revisions to Business Results Forecasts for the Fiscal Year Ending March 31, 2017 (the 18th Term)    NTT East will revise its business results forecasts for the fiscal year ending March 31, 2017 (the 18th Term), which were announced on November 11, 2016 (second quarter earnings announcement for the fiscal year ending March 31, 2017), as follows.    (Billions of yen) FY2016 FY2016 Change Before revision After revision Operating 1,653 1,659 +6 revenues Operating 175 175—income Recurring profit 188 188— Net income 130 130—

This English text is a translation of the Japanese original. The Japanese original is authoritative.	March 1, 2017

Submission for Approval of Business Operation Plan

for the Fiscal Year Ending March 31, 2018

Nippon Telegraph and Telephone West Corporation (“NTT West”) today submitted its business operation plan for the fiscal year ending March 31, 2018 to the Minister for Internal Affairs and Communications for approval.

For further information, please contact:

Business Management Unit,

Corporate Strategy Planning Department

Nippon Telegraph and Telephone West Corporation

Tel: +81-6-4793-3521

Information and communications services are expected to make significant contributions to the invigoration and increased efficiency of social and economic activities, improvements in lifestyle convenience and the vitalization of local economies through the formation of a new ICT society from the development of AI, Big Data and IoT. The government and the private sector are working in partnership to achieve these goals.

Moreover, the information and telecommunications market is undergoing a structural change as a result of the shift to broadband and globalization, as well as the spread of smart devices and social media. The market is catering to increasingly sophisticated and diversified needs and patterns of usage by, among other things, utilizing Big Data and IoT, as well as expanding platform services and cloud services. Regional telecommunications markets are also undergoing significant changes, such as the convergence of fixed and mobile services, and of telecommunications and broadcasting, and the introduction of new services as a result of the use of a diverse range of wireless devices. This is due in part to an increase in competition not only between the providers of fiber-optic access services and cable television-based broadband services but also between the various services made available by faster mobile connections.

Within this challenging and dramatically changing business environment, NTT West is striving to promote the smooth migration to IP-based networks and enhance the fiber-optic access network that is the backbone of broadband services, as well as continue to provide high-quality, stable universal services. NTT West also aims to contribute to the development of fair telecommunications markets and promote applied research and development to ensure the reliability and public utilization of telecommunications services.

While strictly adhering to fair terms of competition within the current legal framework and encouraging thorough compliance, NTT West will also aim to realize a broadband network environment that will enable customers to connect “anytime, anywhere and with anyone or anything” and “in comfort, safety and with peace of mind.” NTT West will achieve this by offering an open next-generation network (“NGN”) that utilizes the unique characteristics of fiber optics and by expanding its Wi-Fi platform. At the same time, NTT West will endeavor to contribute to the development of an ICT society through the creation of a new lifestyle by expanding the use of fiber-optic services and through developing solutions for issues facing society, including the provision of “various services that match each customer’s patterns of usage.”

These are the basic concepts that underlie the business plan for the fiscal year ending March 31, 2018. In its broadband services, NTT West expects to provide a more comfortable, safer and more secure NGN. In addition, NTT West will strive to provide customers with greater convenience by developing Hikari Denwa services that make use of fiber-optic access lines, video distribution services, and services for corporate users, as well as by providing the Hikari Collaboration Model to a wide-range of service providers in an appropriate and fair manner, and promoting collaborations in order to create new services. NTT West also plans to maintain its community-oriented sales activities in order to respond to customers’ opinions and requests in an appropriate and timely manner, develop ICT solutions aimed at resolving issues facing society, improving the quality of services for customers and contributing to the development of local communities.

In conjunction with this, and in recognition of its responsibilities as an operator of social infrastructure, NTT West will aim to contribute to the creation of a safe and secure society by seeking to ensure the stable provision of its broadband access, Hikari Denwa and other services, attempting to prevent equipment failures, strengthening facilities countermeasures in preparation for possible large-scale disasters, responding vigorously to restore service and providing victims and affected individuals with various means of communication in times of disaster, and bringing all of its group resources to bear on activities and services that will earn the continued trust of its customers. NTT West will strive to continue to improve the efficiency of its operations and to achieve a stable and strong management base.

NTT West will work to lay the foundations for the stable development of its business into the future by proactively working to facilitate connectivity and ensure the openness of its networks, actively promoting human resource development, expanding into new business areas in coordination with its group companies, and making a positive contribution to reducing its burden on the environment. As these policies and programs bear fruit, NTT West will endeavor to share the benefits with its customers, local communities and, through its holding company, its shareholders.

NTT West foresees a decrease primarily in voice-related revenues in the fiscal year ending March 31, 2018, but will respond flexibly to the changing business environment by prioritizing the following items, as called for by the concepts and strategies outlined above.

1. Voice transmission services

(1) Telephone subscriptions

NTT West will aim to promptly respond to all demands for telephone subscriptions, including the relocation of existing lines, and forecasts that it will have approximately 8.83 million subscriptions by the close of the fiscal year ending March 31, 2018.

Item	Projected number (subscriptions)
Additional installations	(0.56) million
Relocations	0.90 million

(2) Social welfare telephones

As social welfare programs continue to expand and develop, social demand for welfare-oriented telecommunications services has increased. In response to this need, NTT West plans to continue to promote the provision of welfare-oriented products, such as its “Silver Phone series” (“Anshin” (relief), “Meiryo” (clearness), “Hibiki” (sound) and “Fureai” (communication)).

Item	Projected number (units)
Silver Phone
Anshin (relief)	3,100
Meiryo (clearness)	100

(3) Public telephones

NTT West plans to continue to maintain public telephone facilities to ensure public safety and meet the minimum requirements for providing a public means of communication. At the same time, NTT West will review its plan with respect to underutilized public telephones, and will also strive to provide social welfare services by continuing the maintenance of wheelchair-accessible public telephone booths. The number of public telephone units is projected to total approximately 87,000 by the close of the fiscal year ending March 31, 2018.

Item	Projected number (units)
Public telephones	(2,000)

(4) Integrated digital communications services

The total numbers of INS-Net 64 subscriber lines and INS-Net 1500 subscriber lines are projected to be approximately 1.053 million and 7,000, respectively, by the close of the fiscal year ending March 31, 2018.

Item	Projected number (subscriptions)
INS-Net 64 subscriber lines	(104,000)
INS-Net 1500 subscriber lines	(1,000)

2. Data transmission services

To respond to the increasing demand for broadband services, NTT West will endeavor to expand its fiber-optic access services and provide a wider range of services. The number of FLET’s Hikari subscriptions is projected to total approximately 9.19 million by the close of the fiscal year ending March 31, 2018.

Item	Projected number (subscriptions)
FLET’S Hikari*	0.30 million

*	This Figure for FLET’S Hikari includes subscribers to the Hikari Collaboration Model.

3. Leased circuit services

Subscriptions for conventional leased circuit services and high-speed digital transmission services are projected to total approximately 113,000 and 41,000, respectively, by the close of the fiscal year ending March 31, 2018.

Item	Projected number (subscriptions)
Conventional leased circuit services	(3,000)
High-speed digital transmission services	(5,000)

4. Telegraph services

NTT West will conduct maintenance of its systems in order to promote the enhancement and operational efficiency of its telegraph services.

5. Improvement and advances in telecommunications facilities

(1) Optical access networks

NTT West plans to efficiently promote the shift to the fiber optics in its access network in response to, among other things, the demand for broadband services.

Item	Projected number (million fiber km)
Optical subscriber cables	0.65

(2) Telecommunications network

In its telecommunications network, NTT West will aim to upgrade network services and improve network economy and efficiency, among other things, while working to meet demand for broadband services.

(3) Disaster prevention measures

NTT West expects to take necessary measures in response to disasters. Such measures would include disaster prevention measures to prepare for damage to telecommunications equipment and facilities, securing lines for emergency communications, strengthening its organizational structure for crisis management and restoring systems in the event of large-scale disasters, and supporting information distribution after a disaster.

(4) Underground installation of transmission cables

In order to improve the reliability of communications facilities, ensure safe and pleasant roads and other transit areas, and enhance the appearance of the urban landscape, NTT West will work in coordination with the national and local governments and with other companies in installing transmission cables underground.

(5) Facility maintenance

NTT West will conduct necessary cable maintenance and replacement to provide stable and high-quality services and ensure quality customer services, safe operations, harmonization with the social environment and stabilization of communications systems.

NTT West will seek to minimize costs by making full use of existing equipment and facilities in improving and upgrading communications facilities.

6. Promotion of research and development activities

NTT West will promote experimental and research measures and policies for technical areas by focusing on the following three points, in order to realize a “social information infrastructure network” in response to the needs of its customers and corporate businesses, among others.

(1)	Review towards the development of network technologies for IoT (next generation wireless networks and devices), analysis that creates new value from collected data and the technology that utilizes the new value (video and images analysis, visualization and control of living environment).

(2)	Review the realization of cost-effective, high-speed and high capacity networks as well as a sophisticated and efficient operations practice, and the migration from PSTN (Public Switched Telephone Network) to IP network.

(3)	Development of a security countermeasure technology that promotes the utilization of data and devices in response to the change in the diversifying customer environment, and the review of enhancing countermeasures against new threats (virtualization technology).

The following tables present an overview of the business plan for the above principal services and capital investment plans.

Table 1

Principal Services Plan for the Fiscal Year Ending March 31, 2018

Type of service	Plan
Voice transmission services
Telephone subscriptions
Additional installations	(0.56 million) subscriptions
Relocations	0.90 million subscriptions
Social welfare telephones (Silver Phone)	3,200 units
Public telephones	(2,000) units
Integrated digital communications services
INS-Net 64	(104,000) subscriptions
INS-Net 1500	(1,000) subscriptions
Data transmission services
FLET’S Hikari*	0.30 million subscriptions
Leased circuit services
Conventional leased circuit services	(3,000) subscriptions
High-speed digital transmission services	(5,000) subscriptions

*	Including the Hikari collaboration Model

Table 2

Capital Investment Plan for the Fiscal Year Ending March 31, 2018

(Billions of yen)

Item	Expected investment
1. Expansion and improvement of services	239	*
(1) Voice transmission	144
(2) Data transmission	17
(3) Leased circuits	77
(4) Telegraph	1
2. Research and development facilities	2
3. Common facilities and others	19
Total	260

*	This figure includes approximately 73 billion yen to be invested in the fiber-optic access network.

Attachment 1

Revenues and Expenses Plan for the Fiscal Year Ending March 31, 2018

(Billions of yen)

Item	Amount
Revenues
Operating revenues	1,442
Voice transmission	531
Data transmission	194
Leased circuits	416
Telegraph	11
Others	290
Non-operating revenues	4
Total	1,446
Expenses
Operating expenses	1,352
Operating costs	1,071
Taxes and dues	68
Depreciation	213
Non-operating expenses	9
Total	1,361
Recurring profit	85

Attachment 2

Planned Sources and Application of Funds for the Fiscal Year Ending March 31, 2018

(Billions of yen)

Item	Amount
Sources:
Operational:	1,585
Operating revenues	1,581
Non-operating revenues	4
Financial:	120
Proceeds from issuance of long-term loans and bonds	60
Other financial income	60
Estimated consumption tax receipts	112
Balance brought forward from previous fiscal year	60
Total	1,877
Applications:
Operational:	1,237
Operating expenses	1,228
Non-operating expenses	9
Financial:	470
Capital investments	260
Other financial expenses	210
Account settlement expenses	61
Provisional consumption tax payments	89
Balance carried forward to following fiscal year	20
Total	1,877

Business Operation Plan for the Fiscal Year Ending March 31, 2018 March 1, 2017 Nippon Telegraph and Telephone West Corporation (“NTT West”)

Measures for the Fiscal Year Ending March 31, 2018 The information and telecommunications market is undergoing a rapid structural change as a result of the development of broadband and the evolving and diversified patterns of usage due to the spread of smart devices and social media as well as the utilization of AI, Big Data and IoT. NTT West will aim to realize a network environment that will enable customers to connect “anytime, anywhere and with anyone or anything” and “in comfort, safety and with peace of mind” by offering an open network that utilizes the unique characteristics of fiber optics and by expanding its Wi-Fi platform. At the same time, NTT West will endeavor to contribute to the development of an ICT society through the creation of a new lifestyle by expanding the use of fiber-optic services and through developing solutions for issues facing society. The business operations for the fiscal year ending March 31, 2018 include providing services for corporate users and the Hikari Collaboration Model to service providers, as well as providing customers with greater convenience by the creation of new services through the promotion of business alliances. NTT West also plans to maintain its community-oriented sales activities in order to develop ICT solutions aimed at resolving issues facing society, improve the quality of services for customers and contribute to the development of local communities. In conjunction with this, NTT West will aim to contribute to the creation of a safe and secure society by seeking to ensure the stable provision of its services, attempting to prevent equipment failures, strengthening facilities countermeasures in preparation for possible large-scale disasters, responding vigorously to restore service and providing victims and affected individuals with various means of communication in times of disaster. Through the above measures, NTT West will strive to maintain profitability and endeavor to share the benefits with its customers, local communities and, through its holding company, its shareholders. Copyright© 2017 Nippon Telegraph and Telephone West Corporation 1

Service Plan and Capital Investment Plan

■ Service Plan (net increase)

Item	Unit	FY2016 Forecast	FY2017 Plan	Change from Previous Fiscal Year
FLET'S Hikari (Including Hikari Collaboration Model)	million subscriptions	0.30	0.30	±0.00
Fixed-line telephone (Telephone subscription + ISDN[1])	million subscriptions	(0.80)	(0.67)	+0.13

Note 1: Figures for ISDN subscriber lines represent the combined total for INS-Net 64 and INS-Net 1500 (one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions).

<For reference> Number of Subscriptions as of the end of FY2016 and FY2017

FLET'S Hikari	million subscriptions	8.89	9.19	+0.30
FLET'S Hikari	million subscriptions	5.58	4.43	(1.15)
Hikari Collaboration Model	million subscriptions	3.31	4.76	+1.45

NTT West estimates the number of subscription changes (forecast) from FLET'S Hikari to the Hikari Collaboration Model to be 1.2 million lines in FY2016 and 1.0 million lines in FY2017.

■ Capital Investment Plan

Item	Unit	FY2016 Forecast	FY2017 Plan	Change from Previous Fiscal Year
Capital Investment	Billions of yen	275.0	260.0	(15.0)

Copyright© 2017 Nippon Telegraph and Telephone West Corporation
2

Revenues and Expenses Plan (Billions of yen) FY2016 FY2017 Change from Forecast Plan Previous Fiscal Year Operating Revenues 1,481 1,442 (39) IP services revenues 695 686 (9) Voice transmission services revenues 394 369 (25) (excluding IP services) Other (leased circuit, commissioned, etc.) 392 387 (5) Operating expenses    1,396 1,352 (44) Personnel expenses 81 74 (7) General expenses 902 878 (24) Depreciation expenses 413 400 (13) Operating income 85 90 5 Other income (expenses) (5) (5) ±0 Recurring profit 80 85 ?5 Copyright© 2017 Nippon Telegraph and Telephone West Corporation 3

The forward-looking statements and projected figures concerning the future performance of NTT West, its parent company (NTT) and their respective subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT West in light of information currently available to it regarding NTT West, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT West, NTT and their respective subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission. Accounting policies used to determine the figures in this presentation are consistent with those used to prepare financial statements in accordance with accounting principles generally accepted in Japan. *“FY” in this material indicates the fiscal year ending March 31 of the succeeding year.    Copyright© 2017 Nippon Telegraph and Telephone West Corporation 4